SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 8)

Cubic Energy, Inc.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

777429200

(CUSIP Number)

Diane M. Erickson, 1681 94th Lane NE

Minneapolis, MN 55449, (763)785-5780

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 150925204		13D

1	Names of Reporting Persons William Bruggeman Jr. Revocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO; WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,978,904

	8	Shared Voting Power 0

	9	Sole Dispositive Power 14,978,904

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,978,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.4%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons William L. Bruggeman, Jr. and Ruth Bruggeman, Joint Tenants with Rights of Survivorship

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO; WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,978,904

	8	Shared Voting Power 2,875,074

	9	Sole Dispositive Power 14,978,904

	10	Shared Dispositive Power 2,875,074

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,853,978

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.1%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Diversified Dynamics, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO; WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,755,074

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,755,074

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,755,074

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.5%*

14	Type of Reporting Person CO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Consumer Products Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 120,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 120,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%*

14	Type of Reporting Person CO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Diane M. Erickson & Phyllis K. Harding, Joint Tenants with Rights of Survivorship

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 629,407

	8	Shared Voting Power 61,191

	9	Sole Dispositive Power 629,407

	10	Shared Dispositive Power 61,191

11	Aggregate Amount Beneficially Owned by Each Reporting Person 690,598

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Phyllis K. Harding

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 278,850

	8	Shared Voting Power 690,598

	9	Sole Dispositive Power 278,850

	10	Shared Dispositive Power 690,598

11	Aggregate Amount Beneficially Owned by Each Reporting Person 969,448

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Diane M. Erickson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 690,598

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 690,598

11	Aggregate Amount Beneficially Owned by Each Reporting Person 690,598

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Andre J. Erickson Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,478

	8	Shared Voting Power 0

	9	Sole Dispositive Power 35,478

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,478

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Paige E. Harding Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,713

	8	Shared Voting Power 0

	9	Sole Dispositive Power 25,713

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,713

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Katie J. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 53,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Scott S. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 53,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Steven S. Bruggeman & Jacqueline R. Bruggeman, Joint Tenants with Rights of Survivorship

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,658,745

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,658,745

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,658,745

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.4%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Steven Scott Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,107,500

	8	Shared Voting Power 2,658,745

	9	Sole Dispositive Power 1,107,500

	10	Shared Dispositive Power 2,658,745

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,766,245

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Jacqueline R. Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 94,701

	8	Shared Voting Power 2,658,745

	9	Sole Dispositive Power 94,701

	10	Shared Dispositive Power 2,658,745

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,752,816

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.6%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Kellie C. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Robert T. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,638

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,638

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,638

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Thomas W. Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 708,870

	8	Shared Voting Power 0

	9	Sole Dispositive Power 708,870

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 708,870

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Nancee Jo Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 103,425

	8	Shared Voting Power 0

	9	Sole Dispositive Power 103,425

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,425

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Gavin C. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Justin R. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Daniel J. Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 342,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 342,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 342,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Robyn Kristine Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Jamie S. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 58,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 58,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Nicole P. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 65,250

	8	Shared Voting Power 0

	9	Sole Dispositive Power 65,250

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,250

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Jon Joseph Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 261,565

	8	Shared Voting Power 97,750

	9	Sole Dispositive Power 261,565

	10	Shared Dispositive Power 97,750

11	Aggregate Amount Beneficially Owned by Each Reporting Person 359,315

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Jon J. Bruggeman & Sally Ruth Bruggeman, Joint Tenants with Rights of Survivorship

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons William L. Bruggeman IV Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Christine T. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons William Louis Bruggeman III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 580,185

	8	Shared Voting Power 0

	9	Sole Dispositive Power 580,185

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 580,185

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204		13D

1	Names of Reporting Persons Katie Christine Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person IN

*              Based on 77,215,908 shares of common stock of Cubic Energy, Inc. outstanding as of May 11, 2012.

CUSIP: 150925204	13D

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 8”) amends the Schedule 13D/A filed on May 12, 2010 (the “Original Schedule 13D”).  Each capitalized term used and not defined in this Amendment No. 8 shall have the meaning assigned to such term in the Original Schedule 13D.

This Amendment No. 8 is being filed to update certain information in Items 2, 4 and 5 of the Original Schedule 13D. This Amendment No. 8 amends the Original Schedule 13D, as specifically set forth herein; reference is made to the Original Schedule 13D for information on the matters not specifically addressed in this Amendment No. 8. Except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Item 2.                                                           Identity and Background.

As of the date hereof, Diane M. Erickson, Phyllis K. Harding, the Erickson Trust, the Harding Trust, the Katie Bruggeman Trust, the Scott Bruggeman Trust, Steven Scott Bruggeman, Jacqueline R. Bruggeman, the Kellie Bruggeman Trust, the Robert Bruggeman Trust, Thomas W. Bruggeman, Nancee Jo Bruggeman, the Gavin Bruggeman Trust, the Justin Bruggeman Trust, Daniel J. Bruggeman, Robyn Kristine Bruggeman, the Jamie Bruggeman Trust, the Nicole Bruggeman Trust, Jon Joseph Bruggeman, Sally Ruth Bruggeman, the William Bruggeman Trust, the Christine Bruggeman Trust, William Louis Bruggeman III and Katie Christine Bruggeman (the “Withdrawing Persons”) have determined to cease filing jointly pursuant to the Joint Filing Agreement attached as Exhibit 10.1 to the Original Schedule 13D (the “Joint Filing Agreement”).  Item 2 of the Original Schedule 13D is hereby amended by removing the Withdrawing Persons from the persons included in the defined term “Reporting Persons” and deleting from Item 2 the paragraphs describing each of the Withdrawing Persons.

Each of the Reporting Persons and the Withdrawing Persons (collectively, the “Filers”) is responsible for the completeness and accuracy of the information concerning such Filer contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that such Filer knows or has reason to believe that such information is inaccurate. Each of the Filers expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Filer’s management and control.

Item 4.                                                           Purpose of Transaction.

Item 4 of the Original Schedule 13D is being amended to add the following:

On April 30, 2012, Phyllis K.. Harding provided notice to the Company of her resignation from the Company’s board of directors, effective immediately.

Mr. Bruggeman was not renominated to the Company’s board of directors and that thus following the Annual Meeting of the Registrant on June 8, 2012, he ceased to be a member of the Company’s board of directors.

The Withdrawing Persons have each determined to withdraw from the Joint Filing Agreement and thus to cease filing under the Joint Filing Agreement.  As a result, they will cease to be a part of any “group” that may previously have been deemed to exist among the Filers and will cease to be Reporting Persons.  After the filing of this Amendment No. 8, the Withdrawing Persons will have no further obligations under the Joint Filing Agreement.  The Joint Filing Agreement shall continue as to the remaining Reporting Persons.

The Withdrawing Persons reserve the right to dispose of or acquire additional securities of the Issuer in the future, depending upon their personal circumstances and individual assessment of the advisability of doing so.

Except as set forth in this Item 4, the Withdrawing Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)                       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP: 150925204	13D

(b)                      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                       Any material change in the present capitalization or dividend policy of the Issuer;

(f)                         Any other material change in the Issuer’s business or corporate structure;

(g)                      Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                          Any action similar to any of those enumerated above.

Item 5.                                                           Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is being amended and restated as follows:

(a)  William L. Bruggeman, Jr. and Ruth Bruggeman are deemed to beneficially own, in the aggregate, 17,853,978 shares of Common Stock, which represents 23.1% of the outstanding Common Stock of the Company. William L. Bruggeman, Jr. serves as CEO and Chairman of the Board of Directors of Diversified and Ruth Bruggeman serves as Vice President and Director of Diversified and as President and Director of Consumer Products, and therefore, William L. Bruggeman, Jr. and Ruth Bruggeman are deemed to beneficially own the 2,875,074 shares of Common Stock owned by Diversified and Consumer Products.  Also, William L. Bruggeman, Jr. and Ruth Bruggeman are joint trustees in the Bruggeman Trust and in their capacity as such have the power to dispose or direct the disposition of the 14,978,904 shares of Common Stock held by the Bruggeman Trust.  Accordingly, William L. Bruggeman, Jr. and Ruth Bruggeman are deemed to beneficially own the shares of Common Stock held by Diversified, Consumer Products and the Bruggeman Trust.

Diversified owns 2,755,074 shares of Common Stock, representing approximately 3.5% of the Issuer’s outstanding shares of Common Stock.  Consumer Products owns 120,000 shares of Common Stock, representing approximately 0.2% of the Issuer’s outstanding shares of Common Stock.

Ms. Harding is deemed to be the beneficial owner of 969,448 shares of Common Stock, representing approximately 1.3% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, Ms. Harding individually owns 278,850 shares of Common Stock.  Ms. Harding and Ms. Erickson hold 629,407 shares of Common Stock as joint tenants with right of survivorship.  Also, Ms. Harding is deemed to beneficially own the shares of Common Stock held by the Erickson Trust and Harding Trust, as discussed below.

Ms. Erickson is deemed to be the beneficial owner of 690,598 shares of Common Stock, representing approximately 0.9% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, Ms. Erickson individually owns no shares of Common Stock.  Also, Ms. Erickson may be deemed to beneficially own the shares of Common Stock held by the Erickson Trust and Harding Trust, as discussed below.

CUSIP: 150925204	13D

The Erickson Trust holds 35,478 shares of Common Stock, representing less than 0.1% of the outstanding Common Stock of the Company.  Ms. Harding and Ms. Erickson are joint trustees in the Erickson Trust and in their capacity as such have the power to dispose or direct the disposition of the 35,478 shares of Common Stock held by the Erickson Trust.  Accordingly, Ms. Harding and Ms. Erickson are deemed to beneficially own the shares of Common Stock held by the Erickson Trust.

The Harding Trust holds 25,713 shares of Common Stock, representing less than 0.1% of the outstanding Common Stock of the Company.  Ms. Harding and Ms. Erickson are joint trustees in the Harding Trust and in their capacity as such have the power to dispose or direct the disposition of the 25,713 shares of Common Stock held by the Harding Trust.  Accordingly, Ms. Harding and Ms. Erickson are deemed to beneficially own the shares of Common Stock held by the Harding Trust.

Steven Scott Bruggeman is deemed to be the beneficial owner of 3,766,245 shares of Common Stock, representing approximately 4.9% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, he individually owns warrants to purchase 1,000,000 shares of Common Stock and the shares of Common Stock held by the Katie Bruggeman Trust and the Scott Bruggeman Trust, as discussed below.  Steven Scott Bruggeman and Jacqueline Bruggeman hold 2,658,745 shares of Common Stock as joint tenants with right of survivorship.

Jacqueline R. Bruggeman is deemed to be the beneficial owner of 2,752,816 shares of Common Stock, representing approximately 3.6% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, she individually owns 94,701 shares of Common Stock.

The Katie Bruggeman Trust holds 53,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Steven Scott Bruggeman is the trustee of the Katie Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Steven Scott Bruggeman is deemed to beneficially own the shares held by the Katie Bruggeman Trust.

The Scott Bruggeman Trust holds 53,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Steven Scott Bruggeman is the trustee of the Scott Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Steven Scott Bruggeman is deemed to beneficially own the shares held by the Scott Bruggeman Trust.

Thomas William Bruggeman is deemed to be the beneficial owner of 708,870 shares of Common Stock, representing approximately 0.9% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, he individually owns 708,870 shares of Common Stock, directly and as sole trustee of the Kellie Bruggeman Trust and Robert Bruggeman Trust.

Nancee Jo Bruggeman is deemed to be the beneficial owner of 103,245 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, she individually owns 103,245 shares of Common Stock.

The Kellie Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Thomas William Bruggeman is the trustee of the Kellie Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Thomas William Bruggeman is deemed to beneficially own the shares held by the Kellie Bruggeman Trust.

The Robert Bruggeman Trust holds 97,638 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Thomas William Bruggeman is the trustee of the Robert Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Thomas William Bruggeman is deemed to beneficially own the shares held by the Robert Bruggeman Trust.

CUSIP: 150925204	13D

Daniel John Bruggeman is deemed to be the beneficial owner of 342,750 shares of Common Stock, representing approximately 0.4% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, he individually owns 342,750 shares of Common Stock, directly and as sole trustee of the Gavin Bruggeman Trust and the Justin Bruggeman Trust.

Robyn Kristine Bruggeman is deemed to be the beneficial owner of 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, she individually owns 97,750 shares of Common Stock.

The Gavin Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Daniel John Bruggeman is the trustee of the Gavin Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Daniel John Bruggeman is deemed to beneficially own the shares held by the Gavin Bruggeman Trust.

The Justin Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Daniel John Bruggeman is the trustee of the Justin Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Daniel John Bruggeman is deemed to beneficially own the shares held by the Justin Bruggeman Trust.

Jon Joseph Bruggeman is deemed to be the beneficial owner of 359,315 shares of Common Stock, representing approximately 0.5% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, he individually owns 261,565 shares of Common Stock, directly and as sole trustee of the Jamie Bruggeman Trust and the Nicole Bruggeman Trust.  Jon Joseph Bruggeman and Sally Ruth Bruggeman hold 97,750 shares of Common Stock as joint tenants with right of survivorship.

The Jamie Bruggeman Trust holds 58,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Jon Joseph Bruggeman is the trustee of the Jamie Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Jon Joseph Bruggeman is deemed to beneficially own the shares held by the Jamie Bruggeman Trust.

The Nicole Bruggeman Trust holds 65,250 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Jon Joseph Bruggeman is the trustee of the Nicole Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Jon Joseph Bruggeman is deemed to beneficially own the shares held by the Nicole Bruggeman Trust.

William Louis Bruggeman III is deemed to be the beneficial owner of 580,185 shares of Common Stock, representing approximately 0.8% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, he individually owns 580,185 shares of Common Stock, directly and as the sole trustee of the William Bruggeman Trust and the Christine Bruggeman Trust.

Katie Christine Bruggeman is deemed to be the beneficial owner of 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, she individually owns 97,750 shares of Common Stock.

The William Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  William Louis Bruggeman III is the trustee of the William Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, William Louis Bruggeman III is deemed to beneficially own the shares held by the Gavin Bruggeman Trust.

CUSIP: 150925204	13D

The Christine Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  William Louis Bruggeman III is the trustee of the Christine Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, William Louis Bruggeman III is deemed to beneficially own the shares held by the Christine Bruggeman Trust.

The foregoing percentages are based on 77,215,908 shares of Common Stock outstanding on March 18, 2010, as disclosed by the Company’s Definitive Proxy Statement filed on April 1, 2010.

(b)  William L. Bruggeman, Jr. and Ruth Bruggeman have sole voting and sole dispositive power with respect to 14,978,904 shares of Common Stock.  Each of William L. Bruggeman, Jr., Ruth Bruggeman and Diversified may be deemed to have shared voting and dispositive power with respect to the 2,755,074 shares of Common Stock held by Diversified.  William L. Bruggeman, Jr., Ruth Bruggeman and Consumer Products may be deemed to have shared voting and dispositive power with respect to the 120,000 shares of Common Stock held by Consumer Products.

Ms. Harding has sole voting and sole dispositive power with respect to 278,850 shares of Common Stock.  Ms. Erickson has sole voting and sole dispositive power with respect to no shares of Common Stock.  Each of Ms. Harding and Ms. Erickson may be deemed to have shared voting and dispositive power with respect to (i) the 629,407 shares of Common Stock they own together as joint tenants with right of survivorship, (ii) the 35,478 shares of Common Stock held by the Erickson Trust and (iii) the 25,713 shares of Common Stock held by the Harding Trust.

Steven Scott Bruggeman has sole voting and sole dispositive power with respect to the warrants to purchase 1,000,000 shares of Common Stock and with respect to the 107,500 aggregate shares of Common Stock owned by the Katie Bruggeman Trust and Scott Bruggeman Trust, of which he is the sole trustee.  Jacqueline R. Bruggeman has sole voting and sole dispositive power with respect to 94,701 shares of Common Stock.  Each of Steven Scott Bruggeman and Jacqueline R. Bruggeman may be deemed to have shared voting and dispositive power with respect to the 2,658,745 shares of Common Stock they own together as joint tenants with right of survivorship.

Thomas William Bruggeman has sole voting and sole dispositive power with respect to 513,482 shares of Common Stock and with respect to the 195,388 aggregate shares of Common Stock owned by the Kellie Bruggeman Trust and Robert Bruggeman Trust, of which he is the sole trustee.  Nancee Jo Bruggeman has sole voting and sole dispositive power with respect to 103,425 shares of Common Stock.

Daniel John Bruggeman has sole voting and sole dispositive power with respect to 147,250 shares of Common Stock and with respect to the 195,500 aggregate shares of Common Stock owned by the Gavin Bruggeman Trust and Justin Bruggeman Trust, of which he is the sole trustee.  Robyn Kristine Bruggeman has sole voting and sole dispositive power with respect to 97,750 shares of Common Stock.

Jon Joseph Bruggeman has sole voting and sole dispositive power with respect to 235,315 shares of Common Stock and with respect to the 124,000 aggregate shares of Common Stock owned by the Jamie Bruggeman Trust and Nicole Bruggeman Trust, of which he is the sole trustee.  Each of Jon Joseph Bruggeman and Sally Ruth Bruggeman may be deemed to have shared voting and dispositive power with respect to the 97,750 shares of Common Stock they own together as joint tenants with right of survivorship.

William Louis Bruggeman III has sole voting and sole dispositive power with respect to 384,685 shares of Common Stock and with respect to the 195,500 aggregate shares of Common Stock owned by the William Bruggeman Trust and Christine Bruggeman Trust, of which he is the sole trustee.  Katie Christine Bruggeman has sole voting and sole dispositive power with respect to 97,750 shares of Common Stock.

(c)  The following open market transactions were effected during the past sixty (60) days:

Steven S. Bruggeman and Jacqueline R. Bruggeman, as joint tenants with right of survivorship have sold common stock as follows:

CUSIP: 150925204	13D

Date	Number of Shares	Price Per Share	Total Purchase Price
6/7/2012	6,138	$0.30	$1,841.40
6/8/2012	18,862	$0.30	$5,658.60
6/11/2012	2,569	$0.34	$873.46
6/12/2012	22,431	$0.34	$7,626.54
6/13/2012	21,580	$0.35	$7,553.00
6/15/2012	2,669	$0.38	$1,014.22
6/18/2012	22,331	$0.38	$8,485.78
6/19/2012	25,000	$0.41	$10,250.00
6/20/2012	20,500	$0.42	$8,610.00
6/21/2012	500	$0.42	$210.00
6/22/2012	100	$0.42	$42.00
6/26/2012	200	$0.42	$84.00
	142,880		$52,249.00

Jacqueline R. Bruggeman has sold common stock as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
6/29/2012	2,801	$0.42	$1,176.42
7/2/2012	248	$0.42	$104.16
	3,049		$1,280.58

The Katie J. Bruggeman Irrevocable Trust has sold common stock as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
6/8/2012	10,000	$0.30	$3,000.00
6/11/2012	10,000	$0.33	$3,300.00
6/12/2012	10,000	$0.34	$3,400.00
6/14/2012	10,000	$0.35	$3,500.00
6/29/2012	4,000	$0.42	$1,680.00
	44,000		$14,880.00

CUSIP: 150925204	13D

The Scott Bruggeman Irrevocable Trust has sold common stock as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
6/5/2012	5,000	$0.27	$1,350.00
6/11/2012	15,000	$0.32	$4,800.00
6/12/2012	10,000	$0.34	$3,400.00
6/13/2012	390	$0.35	$136.50
6/14/2012	9,610	$0.35	$3,363.50
6/27/2012	2,700	$0.42	$1,134.00
6/29/2012	1,300	$0.42	$546.00
	44,000		$14,730.00

Diane M. Erickson (DME IRA) has sold common stock as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
5/24/2012	1,400	$0.3200	$448.00
5/29/2012	2,000	$0.3000	$600.00
5/30/2012	738	$0.3000	$221.40
5/31/2012	1,000	$0.2800	$280.00
6/1/2012	300	$0.2800	$84.00
6/4/2012	500	$0.2800	$140.00
6/5/2012	13,883	$0.2616	$3,631.79
	19,821		5,405.19

Diane M. Erickson (DME PCRA) has sold common stock as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
5/25/2012	5,009	$0.30	$1,502.70
6/5/2012	300	$0.2702	$81.06
6/5/2012	1,500	$0.27	$405.00
6/5/2012	100	$0.262	$26.20
6/5/2012	300	$0.2618	$78.54
6/5/2012	100	$0.262	$26.20

CUSIP: 150925204	13D

Date	Number of Shares	Price Per Share	Total Purchase Price
6/5/2012	100	$0.2618	$26.18
6/5/2012	22,391	$0.264	$5,911.22
6/5/2012	500	$0.2618	$130.90
6/5/2012	100	$0.2621	$26.21
6/5/2012	1,000	$0.2618	$261.80
6/5/2012	300	$0.261	$78.30
6/5/2012	500	$0.2603	$130.15
6/5/2012	600	$0.26	$156.00
6/5/2012	100	$0.2525	$25.25
6/5/2012	1,500	$0.2523	$378.45
6/5/2012	200	$0.26	$52.00
6/5/2012	1,500	$0.2525	$378.75
6/5/2012	6,100	$0.2522	$1,538.42
6/5/2012	900	$0.2518	$226.62
6/5/2012	16,700	$0.2501	$4,176.67
6/7/2012	1,100	$0.29	$319.00
6/7/2012	300	$0.2821	$84.63
6/7/2012	200	$0.282	$56.20
6/7/2012	100	$0.2815	$28.15
6/7/2012	100	$0.2812	$28.12
6/7/2012	500	$0.281	$140.50
6/7/2012	9,200	$0.28	$2,576.00
6/7/2012	1,000	$0.27	$270.00
6/7/2012	800	$0.2681	$214.48
6/7/2012	400	$0.2625	$105.00
6/7/2012	9,000	$0.272	$2,448.00
6/7/2012	600	$0.262	$157.20
6/7/2012	1,500	$0.2615	$392.25
6/7/2012	1,000	$0.2681	$268.10
6/7/2012	1,000	$0.2581	$258.10

CUSIP: 150925204	13D

Date	Number of Shares	Price Per Share	Total Purchase Price
6/7/2012	100	$0.2536	$25.36
6/7/2012	5,300	$0.2535	$1,343.55
6/7/2012	1,800	$0.2536	$456.48
6/7/2012	100	$0.2535	$25.35
6/7/2012	500	$0.2533	$126.65
6/7/2012	5,900	$0.2529	$1,492.11
6/7/2012	6,400	$0.2517	$1,610.88
6/7/2012	53,100	$0.2501	$13,280.31
	159,800		$41,323.04

Jon J. Bruggeman has sold common stock as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
7/20/2012	100	$0.28	$28.00
	100		$28.00

The Jamie S. Bruggeman Irrevocable Trust has sold common stock as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
6/12/2012	10,000	$0.35	$3,500.00
6/13/2012	9,600	$0.35	$3,360.00
	19,600		$6,860.00

The Nicole P. Bruggeman Irrevocable Trust has sold common stock as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
6/13/2012	20,000	$0.35	$7,000.00
	20,000		$7,000.00

No other open market transactions were made by any other party during the past 60 days.

CUSIP: 150925204	13D

(d)  Not applicable.

(e)  Not applicable.

CUSIP: 150925204	13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2012

WILLIAM BRUGGEMAN JR. REVOCABLE TRUST

/s/ William L. Bruggeman, Jr.
William L. Bruggeman, Jr., its Trustee

/s/ Ruth J. Bruggeman
Ruth J. Bruggeman, its Trustee

WILLIAM L. BRUGGEMAN, JR. AND RUTH BRUGGEMAN, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

/s/ William L. Bruggeman, Jr.
William L. Bruggeman, Jr.

/s/ Ruth J. Bruggeman
Ruth J. Bruggeman

DIVERSIFIED DYNAMICS, INC.

By:	/s/ William L. Bruggeman, Jr.
William L. Bruggeman, Jr.
Chief Executive Officer

CONSUMER PRODUCTS CORPORATION

By:	/s/ Ruth J. Bruggeman
Ruth J. Bruggeman,
President

CUSIP: 150925204	13D

DIANE M. ERICKSON AND PHYLLIS K. HARDING, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

/s/ Diane M. Erickson
Diane M. Erickson

/s/ Phyllis K. Harding
Phyllis K. Harding

/s/ Phyllis K. Harding
Phyllis K. Harding, in her individual capacity

/s/ Diane M. Erickson
Diane M. Erickson, in her individual capacity

ANDRE J. ERICKSON TRUST

/s/ Phyllis K. Harding
Phyllis K. Harding, its Trustee

/s/ Diane M. Erickson
Diane M. Erickson, its Trustee

PAIGE E. HARDING TRUST

/s/ Phyllis K. Harding
Phyllis K. Harding, its Trustee

/s/ Diane M. Erickson
Diane M. Erickson, its Trustee

KATIE J. BRUGGEMAN IRREVOCABLE TRUST

/s/ Steven Scott Bruggeman
Steven Scott Bruggeman, its Trustee

SCOTT S. BRUGGEMAN IRREVOCABLE TRUST

/s/ Steven Scott Bruggeman
Steven Scott Bruggeman, its Trustee

CUSIP: 150925204	13D

STEVEN S. BRUGGEMAN AND JACQUELINE R. BRUGGEMAN, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

/s/ Steven Scott Bruggeman
Steven Scott Bruggeman

/s/ Jacqueline R. Bruggeman
Jacqueline R. Bruggeman

/s/ Steven Scott Bruggeman
Steven Scott Bruggeman, in his individual capacity

/s/ Jacqueline R. Bruggeman
Jacqueline R. Bruggeman, in her individual capacity

KELLIE C. BRUGGEMAN IRREVOCABLE TRUST

/s/ Thomas William Bruggeman
Thomas William Bruggeman, its Trustee

ROBERT T. BRUGGEMAN IRREVOCABLE TRUST

/s/ Thomas William Bruggeman
Thomas William Bruggeman, its Trustee

/s/ Thomas William Bruggeman
Thomas William Bruggeman, in his individual capacity

/s/ Nancee Jo Bruggeman
Nancee Jo Bruggeman, in her individual capacity

GAVIN C. BRUGGEMAN IRREVOCABLE TRUST

/s/ Daniel John Bruggeman
Daniel John Bruggeman, its Trustee

CUSIP: 150925204	13D

JUSTIN R. BRUGGEMAN IRREVOCABLE TRUST

/s/ Daniel John Bruggeman
Daniel John Bruggeman, its Trustee

/s/ Daniel John Bruggeman
Daniel John Bruggeman, in his individual capacity

/s/ Robyn Kristine Bruggeman
Robyn Kristine Bruggeman, in her individual capacity

JAMIE S. BRUGGEMAN IRREVOCABLE TRUST

/s/ Jon Joseph Bruggeman
Jon Joseph Bruggeman, its Trustee

NICOLE P. BRUGGEMAN IRREVOCABLE TRUST

/s/ Jon Joseph Bruggeman
Jon Joseph Bruggeman, its Trustee

JON J. BRUGGEMAN AND SALLY RUTH BRUGGEMAN, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

/s/ Jon Joseph Bruggeman
Jon Joseph Bruggeman

/s/ Sally Ruth Bruggeman
Sally Ruth Bruggeman

/s/ Jon Joseph Bruggeman
Jon Joseph Bruggeman, in his individual capacity

WILLIAM L. BRUGGEMAN IV IRREVOCABLE TRUST

/s/ William Louis Bruggeman III
William Louis Bruggeman III, its Trustee

CUSIP: 150925204	13D

CHRISTINE T. BRUGGEMAN IRREVOCABLE TRUST

/s/ William Louis Bruggeman III
William Louis Bruggeman III, its Trustee

/s/ William Louis Bruggeman III
William Louis Bruggeman III, in his individual capacity

/s/ Katie Christine Bruggeman
Katie Christine Bruggeman, in her individual capacity

CUSIP: 150925204	13D

ATTACHMENT 1

The name, business address, and principal occupation of the directors and executive officers of Diversified Dynamics, Inc., are as follows:

DIRECTORS

Name	Business Address	Office

William L. Bruggeman, Jr.	1681 94th Lane NE, Minneapolis, MN 55449	Chairman

Steven S. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Director

Thomas W. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Director

Ruth J. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Director

Diane M. Erickson	1681 94th Lane NE, Minneapolis, MN 55449	Director

EXECUTIVE OFFICERS

Name	Business Address	Office

William L. Bruggeman, Jr.	1681 94th Lane NE, Minneapolis, MN 55449	CEO

Steven S. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	President

Thomas W. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Vice President

Ruth J. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Vice President

Diane M. Erickson	1681 94th Lane NE, Minneapolis, MN 55449	Senior Vice President

The name, business address, and principal occupation of the directors and executive officers of Consumer Products Corporation are as follows:

DIRECTORS

Name	Business Address	Office

Ruth J. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Director

Gretchen Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Director

CUSIP: 150925204	13D

EXECUTIVE OFFICERS

Name	Business Address	Office

Ruth J. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	President

Gretchen Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Vice President